Exhibit 99.1

Westport Awarded Additional Production Supply Agreement for Euro 7 LPG Fuel Systems by Global OEM

VANCOUVER, BC, Aug. 8, 2023 /CNW/ - Westport Fuel Systems Inc. (TSX: WPRT) (NASDAQ: WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, announced today it has been designated as the supplier of liquified petroleum gas (LPG) systems to a global original equipment manufacturer (OEM). This is in addition to the previously announced production supply agreement, adding new Euro 7 vehicle platforms planned for production by the OEM. This is forecasted to generate €63 million in total revenue from 2025 to 2028. This increases the revenue generated from LPG fuel system supply agreements for Euro 6 and 7 programs with this OEM to approximately €255 million.

"We are pleased to become the exclusive supplier of LPG systems to this leading OEM customer and look forward to continuing our commitment to deliver our LPG systems for their LPG-fueled vehicle platforms," said David M. Johnson, chief executive officer of Westport Fuel Systems. "As a leader in providing a diverse portfolio of high-quality alternative fuel systems, we are driving cleaner performance and gaining market share, as LPG powered vehicles are a very affordable path to meet European regulations for lower emissions."

Westport will be supplying its LPG system solutions for this OEM's Euro 6 vehicle applications starting Q4 2023. As a cost-competitive alternative fuel solution to achieve sustainability goals, LPG is an especially compelling option in markets like Europe where the refueling infrastructure is well established.

LPG and bio-LPG, also known as propane or autogas, is a clean-burning alternative fuel used to power light-, medium- and heavy-duty vehicles. LPG fueled vehicles are a cost-competitive low-emissions alternative to vehicles that use gasoline (petrol) or diesel, and the technology satisfies stringent regulatory requirements for emissions reductions. LPG fueled vehicles are permitted to drive in emissions-restricted traffic zones in Europe.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Forward-Looking Statements:

This press release contains forward-looking statements, including statements regarding the growth of the global market for alternative fuel systems, the factors responsible for such growth, the expected revenue, timing of revenue and expected date for commencement of production of the referenced LPG fuel system and components. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to the general economy, solvency, governmental policies and regulation, the demand for LPG fuel system and components, supply chain disruptions, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

View original content to download multimedia:https://www.prnewswire.com/news-releases/westport-awarded-additional-production-supply-agreement-for-euro-7-lpg-fuel-systems-by-global-oem-301895209.html

SOURCE Westport Fuel Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2023/08/c4672.html

%CIK: 0001370416

For further information: Westport Media Relations, T: +1 947-339-8097, E: media@wfsinc.com; Westport Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 06:30e 08-AUG-23